Filed Pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-156337

Warrant to Purchase up to 1,462,647 Shares of Common Stock

1,426,647 Shares of Common Stock

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of a warrant to purchase up to 1,426,647 shares of our common stock (the “Warrant”) and the shares of our common stock issuable from time to time upon exercise of the Warrant. In this prospectus, we refer to the Warrant and the shares of common stock issuable upon exercise of the Warrant, collectively, as the securities. The Warrant and 104,823 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred”), were originally issued by us pursuant to a Letter Agreement, dated November 21, 2008, incorporating the terms of the Securities Purchase Agreement—Standard Terms, between us and the United States Department of the Treasury in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

The United States Department of the Treasury (referred to herein as the “initial selling securityholder”) and its successors, including transferees (collectively, the “selling securityholders”), may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from any sale of the securities by the selling securityholders.

The Warrant is not listed on an exchange, and we do not intend to list the Warrant on any exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TAYC.” On February 19, 2009, the last reported sale price of our common stock on the Nasdaq Global Select Market was $3.17 per share. You are urged to obtain current market quotations of the common stock.

Investing in the securities involves risks. Purchasers of securities should read and consider the information set forth in “Risk Factors” on page 2 of this prospectus and in the accompanying prospectus supplement, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is February 20, 2009

In this prospectus, the terms “company,” we,” “us,” and “our” refer to Taylor Capital Group, Inc. and its consolidated subsidiaries, collectively (unless the context indicates another meaning).

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, the securities only in jurisdictions where offers and sales of the securities are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may also add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus and, if applicable, any prospectus supplement together with the additional information provided under the heading “Where You Can Find Additional Information.”

PROSPECTUS SUMMARY

GENERAL

We are a bank holding company headquartered in Rosemont, Illinois, a suburb of Chicago. We derive substantially all of our revenue from our wholly-owned subsidiary, Cole Taylor Bank. Cole Taylor Bank, an Illinois-chartered member bank, was founded in 1929 by forefathers of the Taylor family and has served the Chicago metropolitan area for over 75 years. Taylor Capital Group, Inc. was formed in 1996 and acquired Cole Taylor Bank in 1997. We provide a range of products and services primarily to closely-held commercial customers and their owner-operators in the Chicago metropolitan area. At December 31, 2008, we had total assets of approximately $4.39 billion, deposits of approximately $3.1 billion, and stockholders’ equity of approximately $307.1 million.

Our primary business is commercial banking and, as of December 31, 2008, over 95% of our loan portfolio was comprised of commercial loans. Our targeted commercial lending customers are closely-held, Chicago-area businesses in industries such as manufacturing, real estate developers and investors, wholesale and retail distribution, transportation, construction contracting and professional services. Our commercial lending activities primarily consist of providing loans for working capital, construction, business expansion or acquisition, owner-occupied commercial real estate financing, revolving lines of credit and stand-by and commercial letters of credit.

In addition to our lending activities, we offer corporate treasury cash management services and corporate trust services to our commercial customers. Our treasury cash management services, which include internet balance reporting, remote deposit capture, automated clearing house products, imaged lock-box processing, controlled disbursement, and account reconciliation, help our commercial banking customers meet their treasury cash management needs.

We also cross-sell products and services to the owners and executives of our business customers designed to help them meet their personal financial goals. Our product offerings currently include personal customized credit and wealth management services. We use third-party providers to augment our offerings to include investment management and brokerage services.

We offer deposit products such as checking, savings and money market accounts, time deposits and repurchase agreements to our business customers and community-based customers, typically individuals and small, local businesses, located near our banking centers.

Our principal executive office is located at 9550 West Higgins Road, Rosemont, Illinois 60018, and our phone number is (847) 653-7978.

Additional information about us is included in our filings with the SEC, which are incorporated by reference into this prospectus. See “Where You Can Find Additional Information” and “Documents Incorporated by Reference” in this prospectus.

RISK FACTORS

An investment in our securities involves a number of risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports we file with the SEC that are incorporated by reference into this prospectus, including our most recent Annual Report on Form 10-K, as well as any risks described in any applicable prospectus supplement, before you make an investment decision regarding the securities. Our business, financial condition, results of operations and prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents we incorporate by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “could” and “estimate” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in 2009 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, without limitation: the effect on our profitability if interest rates fluctuate as well as the effect of our customers’ changing use of our deposit products; the possibility that our wholesale funding sources may prove insufficient to replace deposits at maturity and support our growth; the risk that our allowance for loan losses may prove insufficient to absorb probable losses in our loan portfolio; possible volatility in loan charge-offs and recoveries between periods; the decline in residential real estate sales volume and the likely potential for continuing illiquidity in the real estate market, including within the Chicago metropolitan area; the risks associated with the high concentration of commercial real estate loans in our portfolio; the uncertainties in estimating the fair value of developed real estate and undeveloped land in light of declining demand for such assets and continuing illiquidity in the real estate market; the risks associated with management changes, employee turnover and our commercial banking growth initiative, including our expansion into new geographical markets; negative developments and disruptions in the credit and lending markets, including the impact of the ongoing credit crisis on our business and on the businesses of our customers as well as other banks and lending institutions with which we have commercial relationships; a continuation of the recent unprecedented volatility in the capital markets; the effectiveness of our hedging transactions and their impact on our future results of operations; the risks associated with implementing our business strategy and managing our growth effectively, including our ability to preserve and access sufficient capital to execute on our strategy; changes in general economic and capital market conditions, interest rates, our debt credit ratings, deposit flows, loan demand, including loan syndication opportunities and competition; changes in legislation or regulatory and accounting principles, policies or guidelines affecting our business; and other economic, competitive, governmental, regulatory and technological factors impacting our operations.

For further information about these and other risks, uncertainties and factors, please review the disclosure included in the sections captioned “Risk Factors” in our December 31, 2007 Annual Report on Form 10-K filed with the SEC on March 13, 2008 and in our Quarterly Reports on Form 10-Q filed in 2008. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or risk factors, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

All of the securities offered pursuant to this prospectus are being offered by the selling securityholders listed under “Selling Securityholders.” We will not receive any proceeds from the sale of the securities by the selling securityholders.

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

The following is a brief description of the terms of the Warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to, and is qualified in its entirety by reference to, the Warrant, a copy of which was filed by us with the SEC as an exhibit to our Current Report of Form 8-K, dated November 24, 2008.

Shares of Common Stock Subject to the Warrant

The Warrant is initially exercisable into up to 1,462,647 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $104,823,000, which is equal to 100% of the aggregate liquidation preference of the Series B Preferred, the number of shares of common stock underlying the Warrant then held by the selling securityholders will be reduced by 50% to 731,323 shares. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading “Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $10.75 per share of common stock for which the Warrant may be exercised. The Warrant may be exercised at any time on or before November 21, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding by us of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the Warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to further adjustments described below under the heading “Adjustments to the Warrant.”

Upon exercise of the Warrant, certificates for the shares of common stock issuable upon exercise will be issued to the Warrantholder. We will not issue fractional shares upon any exercise of the Warrant. Instead, the Warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Warrant. We will at all times reserve the aggregate number of shares of our common stock for which the Warrant may be exercised.

Rights as a Stockholder

The Warrantholders shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised. The initial selling securityholder has agreed not to exercise any voting rights with respect to any shares of our common stock issued upon exercise of the Warrant.

Transferability

The initial selling securityholder may not transfer a portion of the Warrant with respect to more than 731,323 shares of our common stock until the earlier of the date on which we have received aggregate gross proceeds from a qualified equity offering of at least $104,823,000 and December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.

Adjustments to the Warrant

The number of shares of our common stock issuable upon exercise of the Warrant (the “Warrant Shares”) and the Warrant exercise price will be adjusted upon occurrence of certain events as follows:

In the case of stock splits, subdivisions, reclassifications or combinations of common stock. The number of Warrant Shares and the exercise price for the Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, or subdivide, combine or reclassify shares of our common stock.

In the case of issuance of our common stock (or convertible securities) for less than 90% of the market price of our common stock on the last trading day preceding the date of the agreement on pricing such shares. Until the earlier of (i) the date on which the initial selling securityholder no longer holds the Warrant or any portion thereof, and (ii) November 21, 2011, if we issue shares of our common stock (or securities convertible or exercisable into shares of our common stock) for less than 90% of the market price of our common stock on the last trading day prior to pricing such shares, the number of Warrant Shares and the exercise price for the Warrant will be proportionately adjusted. Adjustments will not be made if shares are issued as part of merger consideration, benefit or compensation plans, a registered or Rule 144A offering, or preemptive rights existing as of November 21, 2008.

Other Distributions. In the event we make a distribution of securities, evidences of indebtedness, assets, cash, rights or warrants to holders of our common stock, the exercise price of the Warrant and the number of Warrant Shares will be proportionately adjusted.

In the case of a pro rata repurchase of common stock. A “pro rata repurchase” is defined as any repurchase of shares of our common stock by us pursuant to any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act, or Regulation 14E thereunder or any other offer available to substantially all holders of our common stock. In any such transaction, the exercise price of the Warrant and the number of Warrant Shares will be proportionately adjusted.

In the case of a merger, consolidation, statutory share exchange, reclassification of our common stock or similar transaction that requires the approval of our stockholders (any such transaction, a “business combination”). In the event of a business combination, the Warrantholder’s right to receive the Warrant Shares will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities which the Warrantholder would have been entitled to receive upon consummation of the business combination if the Warrantholder had exercised the Warrant prior to such business combination.

DESCRIPTION OF COMMON STOCK

The following is a brief description of our common stock. This summary does not purport to be complete in all respects. This description is subject to, and is qualified in its entirety by reference to, our Third Amended and Restated Certificate of Incorporation and our Third Amended and Restated By-laws and to the Delaware General Corporation Law.

COMMON STOCK

Under our Third Amended and Restated Certificate of Incorporation, we have the authority to issue 45,000,000 shares of our common stock, par value $0.01 per share, of which 111,115,936 shares were outstanding as of December 31, 2008. As of December 31, 2008, there were 563,223 shares of our common stock reserved for issuance under our employee and director stock incentive plans.

Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding, including the holders of shares of our Series A Preferred and Series B Preferred.

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock is subject to the terms of our loan agreement, applicable banking regulations and the terms of the Series A Preferred and Series B Preferred. Holders of the Series A Preferred are entitled to receive non-cumulative dividends at a rate per annum of 8% of the $25.00 per share liquidation preference of the Series A Preferred. Holders of shares of Series B Preferred are entitled to receive if, as and when declared by our board of directors, out of legally available funds, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred with respect to each dividend period from November 21, 2008 to, but excluding, November 22, 2013. From and after November 22, 2013, holders of shares of Series B Preferred are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred with respect to each dividend period thereafter. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our board of directors may deem relevant.

Our board of directors may approve for issuance, without approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “TAYC.”

ANTI-TAKEOVER EFFECTS

Our Third Amended and Restated Articles of Incorporation and our Third Amended and Restated By-laws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Third Amended and Restated Certificate of Incorporation

Authorized Shares of Capital Stock. Authorized but unissued shares of common stock and preferred stock under our Third Amended and Restated Certificate of Incorporation could (within the limits imposed by applicable law and Nasdaq Stock Market rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some stockholders.

Capitalization. The members of the Taylor family in the aggregate beneficially own approximately 45% of our outstanding shares of common stock (assuming the conversion of shares of Series A Preferred held by them and the exercise in full of any options and warrants owned by such persons to purchase our common stock (and not any other holders thereof)). Harrison I. Steans, the Chairman of our Executive Committee, and Jennifer W. Steans, one of our directors, in the aggregate and without duplication, beneficially own approximately 11% of our outstanding shares of common stock (assuming the conversion of shares of Series A Preferred held by them and the exercise in full of any options and warrants owned by such persons to purchase our common stock (and not any other holders thereof)). Although members of the Taylor family and members of the Steans family have not entered into any agreement or arrangement with respect to their voting of our securities, the Steans family, the Taylor family and their respective affiliates, were they to collectively vote in favor of or against any proposal, will be able to exercise significant control over all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions and matters including mergers or similar transactions and amendments to our certificate of incorporation. Each of the Steans family and the Taylor family, were their respective members to collectively vote in favor of or against any proposal, could also separately exercise significant control over matters requiring approval of our stockholders.

Executive Committee. Our Third Amended and Restated Certificate of Incorporation created an Executive Committee, the members of which are members of our board of directors with one director designated for nomination by Financial Investments Corporation, one director designated for nomination by the members of the Taylor family and one member will be our most senior executive officer serving on the board of directors and not affiliated with either Financial Investments Corporation or the Taylor family.

We may not take action with respect to certain matters, including engaging in certain transactions and entering into certain agreements, without the unanimous approval of the Executive Committee. The required approval of the Executive Committee for us to take many actions or engage in many transactions, including most change of control transactions, such as mergers, consolidations or other business combinations, could prevent us from entering into such transactions despite our board of director’s support of the transaction. The members of the Executive Committee may have interests that are not aligned with those of other holders of our capital stock, including with respect to a change of control transaction, and the failure of any one of them to provide approval could prevent us from taking advantage of a transaction potentially beneficial to us and our stockholders.

Third Amended and Restated By-laws

Limitations on Right to Call Special Meetings; No Action by Written Consent; Stockholder Proposal Notice Requirements. Under our Third Amended and Restated By-laws, special meetings of our stockholders may be called by our President, the Chairman of our board of directors, or a majority of our board of directors. Our stockholders are entitled to request that our board of directors convene a special meeting of stockholders only upon the written request to the board of directors by the holders of at least 35% of the total voting power of the outstanding stock entitled to vote generally in the election of the members our board of directors. Further, our stockholders are unable to take action by written consent, and therefore, may only take action at stockholder meetings. Additionally, our Third Amended and Restated By-laws require that stockholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would only be able to take action as a stockholder, such as electing new directors or approving a merger, at a duly called stockholders meeting and not by written consent.

Delaware Law

As we have not elected to opt out of the applicability of Section 203 of the Delaware General Corporation Law in our Third Amended and Restated Certificate of Incorporation, we are currently governed by Section 203 of the Delaware General Corporation Law. Under Section 203 of the Delaware General Corporation Law, subject to exceptions, we are prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

DESCRIPTION OF SERIES B PREFERRED STOCK

The following is a brief description of the terms of Series B Preferred. This summary does not purport to be complete in all respects. This description is subject to, and is qualified in its entirety by reference to, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, a copy of which was filed by us with the SEC as an exhibit to our Current Report on Form 8-K, dated November 24, 2008 (the “Certificate of Designations”).

Preferred Stock in General

Under our Third Amended and Restated Certificate of Incorporation, we have the authority to issue up to 10 million shares of preferred stock, $0.01 par value per share. Of such number of shares of preferred stock, (i) 2,400,000 shares have been designated as Series A Preferred, all of which are issued and outstanding as of the date of this prospectus, and (ii) 104,823 shares have been designated as Series B Preferred, all of which are issued and outstanding as of the date of this prospectus.

Dividends Payable On Shares of Series B Preferred

Holders of shares of Series B Preferred are entitled to receive if, as and when declared by our board of directors, out of legally available funds, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred with respect to each dividend period from November 21, 2008 to, but excluding, November 22, 2013. From and after November 22, 2013, holders of shares of Series B Preferred are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred with respect to each dividend period thereafter.

Dividends on the Series B Preferred are payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (each, a “dividend payment date”), starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and in that circumstance no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred are payable to holders of record of shares of Series B Preferred on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as our board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series B Preferred, we are required to provide written notice to the holders of shares of Series B Preferred prior to the applicable dividend payment date. Unpaid dividends on the Series B Preferred will be compounded.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred (“parity stock”), including our outstanding shares of Series A Preferred, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.

So long as any shares of Series B Preferred remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in shares of our common stock.

In addition, we may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series B Preferred for all prior dividend periods, other than:

•	purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business;

•

purchases or other acquisitions by broker-dealer subsidiaries of our company solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of business;

•	purchases or other acquisitions by broker-dealer subsidiaries of our company for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

•	redemption or repurchases of rights pursuant to any stockholders’ rights plan;

•	the acquisition by us of record ownership of junior stock or parity stock for the beneficial ownership of any other person (other than us), including as trustees or custodians; and

•

the exchange or conversion of (i) junior stock for or into other junior stock, or (ii) parity stock for or into other parity stock or junior stock, but only to the extent that (x) such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008, or (y) any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series B Preferred and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series B Preferred), with respect to the Series B Preferred and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred from time to time out of any funds legally available for such payment, and the Series B Preferred shall not be entitled to participate in any such dividends.

Redemption

The Series B Preferred may not be redeemed prior to November 22, 2011 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $26,205,750, which equals 25% of the aggregate liquidation amount of the Series B Preferred on the date of issuance. In such a case, we may redeem the Series B Preferred, in whole or in part, subject to the approval of the Federal Reserve Board, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than us or our subsidiaries after November 21, 2008, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to November 21, 2008.

After November 22, 2011, the Series B Preferred may be redeemed by us at any time, in whole or in part, subject to the approval of the Federal Reserve Board and the notice requirements described below.

In any redemption, the redemption price of the Series B Preferred shall be an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series B Preferred will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred have no right to require the redemption or repurchase of their shares of Series B Preferred.

In the case of any redemption of less than all of the shares of Series B Preferred, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors may determine to be fair and equitable. Furthermore, if we repurchase shares of Series B Preferred from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the shares of Series B Preferred then held by the initial selling securityholder.

We will mail notice of any redemption of the Series B Preferred by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series B Preferred designated for redemption will not affect the redemption of any other shares of Series B Preferred. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred are to be redeemed, and the number of shares of Series B Preferred to be redeemed (and, if less than all shares of Series B Preferred held by the applicable holder, the number of shares to be redeemed from such holder).

Shares of Series B Preferred that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or winds up our affairs, holders of Series B Preferred will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series B Preferred will be entitled to receive the total liquidation amount out of our assets that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series B Preferred and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series B Preferred has been paid in full to all holders of Series B Preferred and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to Series B Preferred will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into, any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, holders of Series B Preferred will not have any voting rights.

Election of Two Directors upon Non-Payment of Series B Dividends. If dividends on the Series B Preferred have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be automatically increased by two. Holders of Series B Preferred, together with the holders of any outstanding parity stock with like voting rights (the “Voting Parity Stock”), voting as a single class, will be entitled to elect the two additional members to our board of directors (the “Preferred Stock Directors”), at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends on the Series B Preferred for all past dividend periods have been paid in full. The election of any Preferred Stock Director is subject to the qualification that his or her election would not cause us to violate the corporate governance requirement of the Nasdaq Stock Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred and Voting Parity Stock to elect Preferred Stock Directors, as described above, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors on our board will be reduced by the number of Preferred Stock Directors that the holders of Series B Preferred and Voting Parity Stock had been entitled to elect. The holders of a majority of shares of Series B Preferred and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the shares of Series B Preferred and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director. If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of his or her unexpired term.

Other Voting Rights. So long as any shares of Series B Preferred are outstanding, in addition to any other vote or consent of stockholders required by law or by our Third Amended and Restated Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

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any amendment or alteration of our Third Amended and Restated Certificate of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of the Certificate of Designations so as to adversely affect the rights, preferences, privileges or voting powers of Series B Preferred; or

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any consummation of a binding share exchange or reclassification involving the Series B Preferred or a merger or consolidation of us with another entity, unless the shares of Series B Preferred remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred to effect the redemption.

PLAN OF DISTRIBUTION

We are registering the securities covered by this prospectus for the selling securityholders.

We will pay the costs and fees of registering the securities covered by this prospectus and other expenses related to the registration of the securities to the extent required by the Securities Purchase Agreement, dated November 21, 2008, between us and the United States Department of the Treasury (the “Purchase Agreement”). However, we will not pay any underwriting discounts or commissions or other amounts payable to underwriters, dealers or agents, or any transfer taxes or other expenses associated with the sale of the securities, on behalf of the selling securityholders. Pursuant to the Purchase Agreement, we have agreed to provide certain indemnification to the selling securityholders against certain liabilities in connection with this offering.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the securities.

When selling the securities, the selling securityholders may enter into one or more, or a combination of, hedging transactions with financial institutions, which we refer to as “counterparties,” in which the selling securityholders:

•	enter into transactions involving short sales of the securities by counterparties;

•	sell securities short themselves and redeliver such securities to close out their short positions; or

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enter into option, forward or other types of transactions that require the selling securityholders to deliver securities to a counterparty, who may resell or transfer the securities under this prospectus.

The selling securityholders may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by a selling securityholder may allow other broker-dealers to participate in resales. The selling securityholders and any broker-dealers involved in the sale or resale of the securities may qualify as “underwriters” within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If any selling securityholder qualifies as an “underwriter,” such selling securityholder will be subject to the prospectus delivery requirements of the Securities Act.

In addition to selling the securities under this prospectus, the selling securityholders may transfer the securities in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer. Moreover, the selling securityholders may decide not to sell any securities offered hereby.

The selling securityholders and any underwriters and distribution participants will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling securityholders. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Underwriters and others who are deemed to be underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement may disclose:

•	the name of the selling securityholders and of the participating broker-dealer(s);

•	the number of securities involved;

•	the price at which such securities were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be sold under Rule 144 or Rule 144A in certain instances, rather than pursuant to this prospectus. In addition, the selling securityholders may transfer the shares by other means not described in this prospectus.

SELLING SECURITYHOLDERS

On November 21, 2008, we issued the Warrant covered by this prospectus, along with the Series B Preferred, to the United States Department of the Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•	the Warrant to purchase up to 1,462,647 shares of our common stock; and

•	1,462,647 shares of our common stock issuable upon exercise of the Warrant, which shares, if issued, would represent ownership of approximately 11.6% of our common stock as of February 9, 2009.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities, subject to restrictions on exercise of voting rights on the shares of common stock issuable upon exercise of the Warrant as described in “Description of Warrant to Purchase Common Stock” above.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all, some, or none of the securities pursuant to this offering, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the Warrant and the shares of our common stock offered hereby will be passed upon for us by our counsel, Katten Muchin Rosenman LLP. Melvin E. Pearl, a member of our board of directors, is a former Partner with Katten Muchin Rosenman LLP and currently serves as “Of Counsel” to that firm. Katten Muchin Rosenman LLP also acts as our counsel from time to time and a limited number of its attorneys own, in the aggregate, less than 1% of the outstanding shares of our common stock.

EXPERTS

The consolidated financial statements of Taylor Capital Group, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC as 1-800-SEC-0330.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This permits us to disclose important information to you by referring to these separately filed documents. The information incorporated by reference is an important part of this prospectus, and the information we file subsequently with the SEC will automatically update and supercede the information in this prospectus. This historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above under the heading “Where You Can Find Additional Information.” The information included elsewhere in this prospectus and the following documents incorporated by reference in this prospectus is considered to be part of this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 13, 2008;

•	Our proxy statement in connection with our 2008 annual meeting of stockholders filed with the SEC on April 29, 2008;

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Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 (filed with the SEC on May 9, 2008), June 30, 2008 (filed with the SEC on August 8, 2008) and September 30, 2008 (filed with the SEC on November 10, 2008);

•	Our Current Reports on Form 8-K filed with the SEC on November 24, 2008, September 30, 2008, September 5, 2008, July 29, 2008 and June 16, 2008;

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Our Registration Statement on Form 8-A (Registration No. 000-50034) filed with the SEC on October 10, 2002 under Section 12 of the Exchange Act, which includes a description of our common stock, including any amendments or reports filed for the purpose of updating such description; and

•	Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act, after the date of this document.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you with a copy of any information that we incorporate by reference into the registration statement on Form S-3 or this prospectus, at no cost, by writing or calling us. Requests for such materials should be directed to:

Taylor Capital Group, Inc.

Attention: Corporate Secretary

9550 West Higgins Road

Rosemont, Illinois 60018

Telephone number: (847) 653-7978